[Letterhead of Janney Montgomery Scott LLC]

February 9, 2021

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Marathon Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-251314)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Marathon Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:30 p.m., Eastern Time, on February 11, 2021, or as soon thereafter as is practicable.

Very Truly Yours,

Janney Montgomery Scott LLC

/s/Greg Gersack
Name: Greg Gersack
Title: Managing Director
Head of Midwest & West Coast Depositories
Head of Equity Capital Markets